UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 November 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Update to Phase 3 of Share Buyback Programme

Press Release
Update to Phase 3 of Share Buyback Programme

On 25 April 2018, CRH plc announced its intention to repurchase ordinary shares of up to €1 billion over the next 12 months. CRH announced on 20 November 2018 the commencement of a programme to repurchase ordinary shares for a maximum consideration of €100 million (the "Phase 3 Programme").

CRH today announces that it has entered into non-discretionary instructions with Merrill Lynch International to conduct the Phase 3 Programme on its behalf and to make trading decisions under the Phase 3 Programme independently of CRH in accordance with certain pre-set parameters. The other details of the Phase 3 Programme which were announced on 20 November 2018 remain unchanged.

This announcement relates solely to the Phase 3 Programme and any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 November 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary